FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of August, 2003
                                           ------------

                          Commission File Number 1-4620
                                                 ------

                      Crystallex International Corporation
                 -----------------------------------------------
                 (Translation of registrant's name into English)

        579 Richmond Street West,# 301, Toronto, Ontario, M5Z 1Y6 Canada
        -----------------------------------------------------------------
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F[x]       Form 40-F [ ]

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                                ---

    Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                          ---
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [x]

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                        ------

                      CRYSTALLEX INTERNATIONAL CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2003
                    (IN CANADIAN DOLLARS, EXCEPT WHERE NOTED)

Management's Discussion and Analysis ("MD&A") of the financial condition and results of the operations of Crystallex International Corporation ("Crystallex" or the "Company") should be read in conjunction with the unaudited consolidated financial statements and the notes. The Company prepares and files its consolidated financial statements and MD&A in Canadian dollars.

Crystallex and its subsidiaries are engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Crystallex produces gold in Uruguay and Venezuela.

HIGHLIGHTS

|X| Gold production was 21,011 ounces for the second quarter at a total cash cost of US$316 per ounce.
|X| Las Cristinas Feasibility Study will be completed on schedule by mid September. The Preliminary Environmental Impact Study is scheduled for completion by the end of September.
|X| Metallurgical testing of Las Cristinas ore at SGS Lakefield confirmed the selection of a conventional carbon-in-leach circuit processing circuit. Gold recovery averages 89%.
|X| As previously reported on July 31,2003, reserves at Las Cristinas have increased to 246 million tonnes at an average grade of 1.29 grams/tonne, containing 10.2 million ounces.
|X| Debt during the second quarter was reduced from $31.3 million to $15.1 million.
|X|      Net loss for the quarter of $4.9 million.

KEY STATISTICS

---------------------------------------------------------------------------------------------------------
                                            Three months ended June 30,         Six months ended June 30,
                                                 2003              2002             2003             2002
---------------------------------------------------------------------------------------------------------
OPERATING STATISTICS (US$/OUNCE)
Gold Production (ounces)                       21,011            23,531           43,765           47,397
Total Cash Cost Per Ounce(1),(2)                 $316              $322             $286             $281
Average Realized Price Per Ounce                 $294              $327             $312             $312
Average Spot Gold Price Per Ounce                $347              $313             $349             $302

FINANCIAL STATISTICS (C$ THOUSANDS)
Revenues                                       11,654            13,310           23,100           24,059
Net Income (Loss)                              (4,912)           (8,888)           1,821          (25,919)
Cashflow from Operating Activities(3)            (214)           (4,563)          (5,699)          (8,538)
Net Income (Loss) per Basic Share               (0.05)            (0.11)            0.02            (0.32)
Weighted Average Common Shares O/S        100,559,991        82,053,021       96,482,325       81,213,530
---------------------------------------------------------------------------------------------------------

(1) Includes Royalties and Production Taxes.
(2) Total Cash Costs and Total Production Costs are calculated in accordance with The Gold Institute Standards. For an explanation, refer to the section of NON-GAAP measures.
(3) Includes Working Capital changes.

SUMMARY FINANCIAL RESULTS

During the second quarter 2003, Crystallex incurred a loss, prior to adjustments for non-hedge derivative gains/losses, of $2.9 million, as compared with a loss of $3.6 million in the second quarter of 2002. A non-cash adjustment for non-hedge derivative losses of $1.9 million, (and a loss of $5.3 million in 2002) resulted in a net loss of $4.9 million, or $0.05 per share for the second quarter, as compared with a net loss of $8.9 million, or $0.11 per share, for the same period in 2002.

Revenue for the second quarter was $11.7 million on gold sales of 21,011 ounces, compared to $13.3 million in revenue on gold sales of 23,531 ounces for the year earlier quarter. The decrease in sales revenue was attributable to fewer ounces sold, a stronger Canadian dollar and a lower realized gold price. The average realized gold price during the quarter was US$294 per ounce as compared with $327 per ounce in 2002. The Company's average realized price per ounce was below the average quarterly spot price of US$347 per ounce as a result of delivering against forward sales positions with exercise prices below the prevailing spot gold price.

Cashflow from operating activities (after changes in working capital) was a utilization of $214,000 during the second quarter of 2003. For the first six months of 2003 cashflow from operating activities was a utilization of $5.7 million, as compared with a utilization of $8.5 million for the similar period in 2002. The utilization of cash was due, in part, to operating costs that exceeded realized revenue, (during the second quarter), increasing general and administrative expenses and a stronger Canadian dollar.

LAS CRISTINAS

The Las Cristinas Feasibility Study being undertaken by SNC-Lavalin Engineers and Constructors (SNCL) will be completed, as scheduled, by mid September. Once completed, it will be presented to the CVG for review and approval. The metallurgical testwork and pilot plant testing at SGS Lakefield Research was completed in June and the results confirm the choice of a conventional carbon-in-leach gold processing circuit for the Las Cristinas ore. Further details will be released with the Feasibility Study results in mid September.

Social program projects for the benefit of the local communities are being advanced. Medical equipment and medicines have been supplied to the Las Claritas medical clinic. Detailed engineering is in progress for upgrading the sewerage system for surrounding communities and for building thirty houses for residents of the area. An upgraded water treatment system and road upgrading in local villages are also planned.

OPERATIONS REVIEW

---------------------------------------------------------------------------------------------------
SUMMARY OPERATING STATISTICS          Three months ended June 30,         Six months ended June 30,
                                           2003              2002             2003             2002
---------------------------------------------------------------------------------------------------
GOLD PRODUCTION (OUNCES)
     San Gregorio                        14,452            16,841           32,880           33,286
     La Victoria                          1,402             5,472            4,578            9,798
     Tomi Open Pits                       3,779               211            4,167            1,849
     Tomi Underground                       575                 0              575                0
     Purchased Material                     803             1,007            1,565            2,464
TOTAL                                    21,011            23,531           43,765           47,397
---------------------------------------------------------------------------------------------------
TOTAL CASH COST (US$/OUNCE)
     San Gregorio                          $296              $285             $248             $250
     Venezuela                             $365              $353             $402             $353
COMPANY AVERAGE                            $316              $322             $286             $281
---------------------------------------------------------------------------------------------------

SAN GREGORIO

Gold production from the San Gregorio mine in Uruguay was 14,452 ounces during the second quarter, as compared with 16,841 ounces for the comparable period in 2002. Reduced production was due largely to the processing of lower grade ore and to six lost production days in June resulting from the failure of the ball mill gear reducer shaft. A temporary solution allowed for processing to re-start, but only continue until July 6. While a new shaft was on order, the mill was down between July 6 and August 11. As a result of the shutdown, third quarter production will be lower than budget, and operations, originally scheduled to be completed by year end, will now continue into the first quarter of 2004.

Total cash operating costs averaged US$296 per ounce for the second quarter, an increase from US$211 per ounce in the first quarter due, in part, to the processing shutdown late in June and a drop in the grade of ore processed from
2.09 g/t in the first quarter to 1.79 g/t in the second quarter.

The current life of mine plan forecasts production in 2003 of approximately 58,000 ounces. Mining is planned to be completed by the end of the year, however, there will be modest production (between 5,000 and 10,000 ounces) during the first quarter of 2004 through processing of stockpiled ore. The Company is continuing its evaluation of mining the west extension of the San Gregorio pit by underground mining methods. A drilling program and an independent underground engineering and cost study are presently underway to determine the viability of this option. The study report should be completed during the second half of September. Presently, there is a resource in the west extension of approximately 450,000 tonnes grading 2.8 grams per tonne, representing about 40,000 contained ounces.

Environmental closure and severance costs at San Gregorio are estimated at approximately US$2.3 million. These costs will be incurred in late 2003 and during 2004.

VENEZUELA OVERVIEW

During the second quarter of 2003, the Revemin Mill processed ore from the La Victoria open pit mine and the Charlie Richards underground and Mackenzie open pit mines on the Tomi concessions as tabled below:

------------------------------------------------------------------------------------------------------
                                         Three months ended June 30,         Six months ended June 30,
100% Basis                                    2003              2002             2003             2002
------------------------------------------------------------------------------------------------------
REVEMIN MILL-ORE PROCESSED (TONNES)
La Victoria Ore                             22,418            94,236           70,393          152,664
Tomi Open Pit Ore                           44,255               848           51,836           22,440
Tomi Underground Ore                         3,562                 0            3,562                0
Purchased Ore                                4,069             3,787           15,088           10,048
------------------------------------------------------------------------------------------------------
TOTAL ORE PROCESSED (TONNES)                74,304            98,871          140,879          185,152
HEAD GRADE OF ORE PROCESSED (G/T)             3.34              2.73             3.10             2.85
TOTAL RECOVERY RATE (%)                      82.3%               77%            77.5%              83%
TOTAL GOLD RECOVERED (OUNCES)                6,559             6,690           10,885           14,111
------------------------------------------------------------------------------------------------------

Total gold production from the Revemin Mill was 10,885 ounces for the first six months of 2003, approximately 23% less than produced during the comparable period in 2002. Gold production from the Venezuelan operations continued to be below budget due to a lack of capital investment. This impacted the availability of contractor mining equipment at La Victoria, equipment for underground development at Tomi and general operating performance at Revemin. The mill operated at approximately 50% of its 1,500 tonne per day capacity during the first half of 2003, due largely to insufficient ore feed from the La Victoria mine. Although gold recoveries have been below historical levels since April of last year when the milling of sulphide ore from La Victoria began, the second quarter 2003 average recovery of 82% was considerably higher than 71% achieved in the first quarter. This was attributable to processing a higher proportion of ore from the Mackenzie open pit mine on the Tomi concession, which does not have the refractory characteristics as the ore from La Victoria.

The Company has commenced a comprehensive program to determine the extent of the refractory ore at La Victoria and the optimum processing design circuit for Revemin. The program will include pilot plant testwork.

LA VICTORIA

Gold production from the La Victoria open pit mine was 1,402 ounces during the second quarter of 2003 and 4,578 ounces for the first six months of the year. For the comparable six month period in 2002, gold production was 9,798 ounces. Ore production was low due principally to insufficient funding and, to a lesser extent, from a shift to mining at the Mackenzie pit on the Tomi property. Recovery of gold from La Victoria remained low, averaging 72% for the first half, due to processing the refractory sulphide ore.

TOMI

The Mackenzie pit on the Tomi concession was reactivated late in the first quarter and produced 3,779 ounces of gold during the second quarter of 2003. Mining was initiated at the Mackenzie pit to supplement ore feed from La Victoria. During the second quarter, Mackenzie provided higher grade ore, at
3.24 grams per tonne, and higher recoveries than La Victoria. Mining is continuing at Mackenzie during the third quarter as well as opening the Milagrito deposit, also on the Tomi concession.

Development continued on the first ore stope at the Tomi underground mine. Development work produced approximately 4,900 tonnes of ore during the second quarter. Gold production for the quarter was 575 ounces. Production at design levels of about 200 tonnes of ore per day has been delayed due to a change in the mining method from cut and fill to longhole stoping, inconsistent development funding and poor equipment availability due to a shortage of spare parts. The mining change was initiated after a review of the project by the Company's new mining team upon reaching the first mining stope. With capital funding, it is anticipated that continuous production from the first stope can be achieved by October, reaching design levels by November 2003.

At the Venezuelan operations, low gold production for the quarter resulted in high unit operating costs, which averaged US$365 per ounce for the second quarter of 2003, as compared with US$353 per ounce for the similar period in 2002. However, both production and operating costs in the second quarter improved from the first quarter 2003. Production increased from 4,325 ounces in the first quarter to 6,559 ounces in the second quarter, while operating costs improved from US$461 per ounce to US$365 per ounce. The improvement is attributable to mining and processing a higher proportion of ore from the Tomi open pit deposits during the second quarter. The Tomi ore is higher grade and has higher recovery rates than the La Victoria ore. Total cash costs per ounce are an average for Venezuelan production, including La Victoria and Tomi. Ore from both mines is processed at the Revemin Mill.

The Company's consolidated cash and total production costs per ounce of gold, calculated in accordance with the Gold Institute Standard, are as follows:

---------------------------------------------------------------------------------------------------------
                                           Three months ended June 30,         Six months ended June 30,
                                                2003              2002             2003             2002
---------------------------------------------------------------------------------------------------------
TOTAL COST OF PRODUCTION (US$/OZ)
     Direct Mining Costs                         303               313              275              272
     Refining and Transportation                   9                 4                7                4
     By-Product Credits                          (2)               (2)              (2)              (2)
                                                 ---               ---              ---              ---
CASH OPERATING COSTS                             310               315              280              274
     Royalties                                     3                 5                3                4
     Production Taxes                              3                 2                3                2
                                                 ---               ---              ---              ---
TOTAL CASH COSTS                                 316               322              286              280
     Depletion and Amortization                  101                49               90               50
     Reclamation                                   3                 2                3                2
                                                 ---               ---              ---              ---
TOTAL PRODUCTION COSTS                           420               373              379              332
---------------------------------------------------------------------------------------------------------

GOLD PRODUCTION STATISTICS

----------------------------------------------------------------------------------------------------------
                                             Three months ended June 30,         Six months ended June 30,
100% Basis                                        2003              2002             2003             2002
----------------------------------------------------------------------------------------------------------
URUGUAY
-------
SAN GREGORIO (100% CRYSTALLEX)
Tonnes Ore Mined                               296,130           262,727          621,789          498,694
Tonnes Waste Mined                           1,171,608         1,097,398        2,325,446        2,336,193
Tonnes Ore Processed                           273,997           275,661          570,734          548,395
Average Grade of Ore Processed (g/t)              1.79              2.07             1.94             2.04
Recovery Rate (%)                                   92%               92%              92%              92%
----------------------------------------------------------------------------------------------------------
PRODUCTION (OUNCES)                             14,452            16,841           32,880           33,286

TOTAL CASH COSTS (US$/OUNCE)                      $296              $285             $248             $250

VENEZUELA
---------
LA VICTORIA (51% CRYSTALLEX)(1)
Tonnes Ore Mined                                17,921            87,835           65,826          146,984
Tonnes Waste Mined                             186,539           218,957          332,401          569,855
Tonnes Ore Processed                            22,418            94,236           70,393          152,644
Average Grade of Ore Processed (g/t)              2.55              2.44             2.80             2.50
Recovery Rate (%)                                   75%               74%              72%              80%
----------------------------------------------------------------------------------------------------------
PRODUCTION (OUNCES)                              1,402             5,472            4,578            9,798

TOMI OPEN PIT (100% CRYSTALLEX)
Tonnes Ore Mined                                36,458               868           45,822           22,264
Tonnes Waste Mined                              86,517                 0          103,967            2,908
Tonnes Ore Processed(2)                         44,255               848           51,836           22,440
Average Grade of Ore Processed (g/t)              3.24              8.42             3.08             2.88
Recovery Rate (%)                                   82%               90%              81%              89%
----------------------------------------------------------------------------------------------------------
PRODUCTION (OUNCES)                              3,779               211            4,167            1,849

TOMI UNDERGROUND (100% CRYSTALLEX)
Tonnes Ore Mined                                 4,878                 0            4,878                0
Tonnes Waste Mined                                   0                 0                0                0
Tonnes Ore Processed                             3,562                 0            3,562                0
Average Grade of Ore Processed (g/t)              5.61                 0             5.61                0
Recovery Rate (%)                                   89%                0               89%               0
----------------------------------------------------------------------------------------------------------
PRODUCTION (OUNCES)                                575                 0              575                0

OTHER (PURCHASED MATERIAL)
Tonnes Ore Processed                             4,069             3,787           15,088           10,048
Average Grade of Ore Processed (g/t)              6.71              8.79             3.98             8.07
Recovery Rate (%)                                   91%               93%              81%              95%
----------------------------------------------------------------------------------------------------------
PRODUCTION (OUNCES)                                803             1,007            1,565            2,464

TOTAL PRODUCTION- VENEZUELA (OUNCES)             6,559             6,690           10,885           14,111
TOTAL CASH COST-VENEZUELA (US$/OZ)(2)             $365              $353             $402             $353
----------------------------------------------------------------------------------------------------------

CRYSTALLEX TOTAL
----------------
TOTAL GOLD PRODUCTION (OUNCES)                  21,011            23,531           43,765           47,397
TOTAL CASH COST (US$/OUNCE)                       $316              $322             $286             $280
----------------------------------------------------------------------------------------------------------

(1) Crystallex owns 80% of El Callao Mining Corp, which in turn has an indirect 51% equity interest in La Victoria. However, Crystallex has an 87.5% share of the cashflow from La Victoria until US$4.0 million of debt relating to the La Victoria project is repaid. Thereafter, Crystallex has a 75% share of the cashflow from La Victoria until the La Victoria debt is fully repaid. Presently, there is no distributable cashflow, and Crystallex reports all reserves, resources and production for its account.
(2) Ore from La Victoria, Tomi and purchased material is processed at the Company's Revemin mill.

ADMINISTRATION

General and Administrative expenses were $2.1 million for the second quarter of 2003, and $5.3 million for the first six months of 2003. These are up from up from $1.7 million and $3.4 million for the corresponding periods in 2002. The increase was primarily attributable to the hiring of additional management and operational staff and higher audit and legal expenses.

FORWARD SALES AND WRITTEN CALL OPTIONS

At June 30, 2003, Crystallex had committed a total of 429,981 ounces at an average price of US$303 per ounce, including 224,169 ounces under call options sold at an average price of US$303 per ounce. At June 30, 2003, Crystallex's gold hedge program, which represents approximately 4% of the Company's reserves, consisted of the following:

---------------------------------------------------------------------------------------------------
                                            2003        2004         2005         2006        TOTAL
---------------------------------------------------------------------------------------------------
Fixed Forward Gold Sales (ounces)         40,778      82,608       42,430       39,996      205,812
Average Price (US$/Ounce)                   $300        $300         $305         $310         $303
Written Gold Call Options (ounces)        55,781     115,456       50,932        2,000      224,169
Average Exercise Price (US$/Ounce)          $295        $306         $303         $348         $303
---------------------------------------------------------------------------------------------------

As previously noted, the Company's objective is both to restructure and reduce the size of its hedge book by negotiating with hedge counterparties to move certain commitments to future periods and by delivering into forward sales contracts without replacing those contracts.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS

WRITTEN CALL OPTIONS

Upon re-examination of the accounting for the Company's written call options, management determined that call option contracts outstanding at the end of 1999, 2000 and 2001 had not been properly accounted for and, as a result, the Company had reflected premiums received in income on the date of receipt and had not reflected the amount of the related mark to market adjustments for changes in estimated fair values within the consolidated financial statements. Accordingly, management has reclassified premiums received, previously reported in revenue, as a liability (deferred credit) on the balance sheet and has recorded the mark to market adjustments to the recorded liabilities for options outstanding at the end of each year. The change in fair value of the liability has been recorded as a non-hedge derivative (loss) gain.

FIXED FORWARD CONTRACTS

Previously, the Company treated fixed forward contracts as transactions qualifying as hedges for accounting purposes and recorded the contracts off balance sheet until the settlement date at which time the contract settlement amount was recorded in mining revenue. Upon re-examination, it has been determined that certain restructuring transactions with the counterparty modified the fixed forward contracts prior to their maturity resulting in a reassessment of hedge designation and effectiveness. Consequently, the Company has redesignated its forward contracts as trading activity and accordingly has recorded the estimated fair values of these contracts on the balance sheets and related mark to market adjustments for changes in estimated fair values in the statements of operations as non-hedge derivative (loss) gain.

The variation in fair market value of options and forwards from period to period can cause significant volatility in earnings; however, the fair market value adjustment is a non-cash item that will not impact the Company's cashflow. For the three month period ended June 30, 2003, the total mark to market loss on the non-hedge derivative positions was $1.9 million. For six months of 2003, the Company reported a non-hedge derivative gain of $6.6 million.

In circumstances where the Company is unable to meet the obligations under the fixed forward sales or call options, the Company will defer the expiry date of the forward sale or call option, or purchase gold in the market, or settle the positions financially. If the Company were to purchase gold in the market or settle the positions financially, it would result in a reduction of the Company's cashflow.

LIQUIDITY AND CAPITAL RESOURCES

Net Operating Cashflow (after working capital changes) was a utilization of $214,000 for the three months ended June 30, 2003 as compared with a utilization of $4.6 million for the comparable period in 2002. At June 30, 2003, cash and cash equivalents were $5.9 million. At quarter end there was a working capital deficiency of $8.6 million. Subsequent to quarter end, the Company issued US$10 million common share units at US$2.20 per unit. Each unit consists of one common share and one half of one common share purchase warrant. Each whole purchase warrant entitles the holder to acquire, for a period of three years, one common share at a price of US$2.75 per share.

Total debt at the end of the second quarter was $15.1 million, a significant reduction from $31.3 million outstanding at the beginning of 2003. This was attributable to a US$3.0 million principal repayment of a project finance bank loan, which was repaid with cash of US$1.3 million and through issuing common shares of the Company. In addition, $10.8 million of convertible notes were converted into common shares of the Company.

FINANCING ACTIVITIES

During the second quarter of 2003, the following financing transactions were completed:

On March 14, 2003, the Company arranged a US$3,000,000 non-interest bearing promissory note financing, which closed in three tranches as follows:
US$1,500,000 on March 14, 2003, US$1,000,000 on May 2, 2003 and US$500,000 on
May 15, 2003. The transaction included 450,000 common share purchase warrants, of which 300,000 are exercisable for one common share of the Company at a price of US$1.32 per share and 150,000 are exercisable at a price of US$1.27 per share.

On May 9, 2003, the Company completed a private placement of 2,400,000 special stock warrant units at a price of $1.25 per special warrant for net proceeds of $2,718,976 million. Each unit consisted of one common share warrant and one half of one share special purchase warrant. Each whole common share special purchase warrant entitles the holder to acquire from the Company, for a period of two years, at a price of $1.60 per warrant, one additional common share.

On June 20, 2003 the Company closed a private placement of 5,500,000 special warrants at $1.25 per special warrant for net proceeds of $6,475,500. Each special warrant is convertible into a unit consisting of one common share, and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire from the Company, for a period of two years, at a price of $1.60, one additional common share.

INVESTING ACTIVITIES

Capital expenditures during the second quarter totalled $5.2 million, compared with $1.5 million for the same period in 2002. Investments were principally for the Las Cristinas project ($3.6 million), with the balance related to the operating mines in Uruguay and Venezuela.

NON GAAP MEASURES

The total cash cost per ounce data are presented below to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Total cash costs per ounce are calculated in accordance with "The Gold Institute Production Cost Standard." Crystallex has not changed the components of these costs from period to period. Adoption of this standard reporting is voluntary, and the data may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cashflow from Crystallex's operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce may be reconciled to our Statement of Income as follows:

-------------------------------------------------------------------------------------------------------------
                                               Three months ended June 30,         Six months ended June 30,
C$,000                                              2003              2002             2003             2002
-------------------------------------------------------------------------------------------------------------
Operating Costs per Financial Statements           9,477            11,979           18,548           21,247
By-Product Credits                                  (55)              (65)            (115)            (116)
Reclamation and Closure Costs                       (93)              (89)            (214)            (171)
Operating Costs for Per Ounce Calculation          9,329            11,825           18,219           20,960

Gold Ounces Produced                              21,011            23,538           43,765           47,409
Total Cash Cost Per Ounce C$                       C$444             C$502            C$416            C$442
Total Cash Cost Per Ounce US$                     US$316            US$322           US$286           US$281
-------------------------------------------------------------------------------------------------------------

RISK FACTORS

The profitability of the Company depends upon several identified factors including levels of production, commodity prices, costs of operation, financing costs, the successful integration of acquired assets and the risks associated with mining activities. Profitability will further vary with discretionary expenditures such as investments in technology, exploration and mine development. The Company operates in an international marketplace and incurs exposure to risks inherent in a multijurisdictional business environment including political risks, varying tax regimes, country specific employment legislation and currency exchange fluctuation. The Company seeks to minimize its exposure to these factors by implementing insurance and risk management programs, monitoring debt levels and interest costs, and maintaining employment and social policies consistent with sustaining a trained and stable workforce.

RECLAMATION AND ENVIRONMENTAL RISKS

The Company takes care to maintain compliance with the regulations prevalent in the countries within which it has activities. Concern for the environment has spawned several regulations with regard to mining in various countries. The Company believes that its environmental programs, developed internally in conjunction with local advisors, not only complies with but in some cases exceeds prevailing regulations. The Company accrues for its estimated future reclamation and remediation liability over the life of its mines, while costs relating to ongoing site restoration are expensed when incurred. The Company's estimate of its ultimate reclamation liability may vary from current estimates due to possible changes in laws and regulations and changes in costs estimated. The Company will accrue additional liabilities for further reclamation costs as and when evidence becomes available indicating that its reclamation liability has changed.

Consolidated Financial Statements of

CRYSTALLEX INTERNATIONAL
CORPORATION

June 30, 2003

(Expressed in Canadian dollars)

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------
                                                                                Restated - Note 2
                                                        JUNE 30, 2003           December 31, 2002
                                                        -------------           -----------------
ASSETS
CURRENT
  Cash and cash equivalents                             $   5,951,864             $   5,695,130
  Accounts receivable                                       4,160,536                 2,332,437
  Production inventories (Note 4)                           7,009,261                 8,544,920
  Supplies inventory and prepaid expenses                   1,604,566                   536,843
  Investments                                                  67,971                    89,329
  Due from related parties                                    203,223                    88,164
-----------------------------------------------------------------------------------------------
                                                           18,997,421                17,286,823
SECURITY DEPOSITS                                             180,179                   208,887
INVESTMENT                                                    259,350                   640,000
PROPERTY, PLANT AND EQUIPMENT (Note 5)                    156,221,176               154,303,830
DEFERRED CHARGE                                               545,172                 7,765,576
DEFERRED FINANCING FEES                                     1,744,316                 2,162,868
-----------------------------------------------------------------------------------------------
TOTAL ASSETS                                            $ 177,947,614             $ 182,367,984
===============================================================================================

LIABILITIES
CURRENT
  Accounts payable and accrued liabilities              $  12,483,874             $  17,385,724
  Due to related parties                                      141,579                   245,925
  Current portion of deferred credit                        9,683,701                11,401,347
  Current portion of long-term debt (Note 7)                  976,964                 7,850,256
  Promissory note (Note 6)                                  4,330,900                        --
-----------------------------------------------------------------------------------------------
                                                           27,617,018                36,883,252
RECLAMATION PROVISION                                       1,073,892                 1,048,726
LONG-TERM DEBT (Note 7)                                    14,202,833                26,206,277
DEFERRED CREDIT                                            19,705,030                35,001,677
-----------------------------------------------------------------------------------------------
                                                           62,598,773                99,139,932
-----------------------------------------------------------------------------------------------
MINORITY INTEREST                                             143,517                   143,517
-----------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)                                    217,266,195               193,349,000
SPECIAL WARRANTS (Note 8)                                   7,697,957                 4,557,450
EQUITY COMPONENT OF CONVERTIBLE NOTES                       1,155,598                 3,878,322
CONTRIBUTED SURPLUS                                        11,766,839                 5,801,535
DEFICIT                                                  (122,681,265)             (124,501,772)
-----------------------------------------------------------------------------------------------
                                                          115,205,324                83,084,535
-----------------------------------------------------------------------------------------------
                                                        $ 177,947,614             $ 182,367,984
===============================================================================================

"Marc J. Oppenheimer", Director                    "David I. Matheson", Director

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)

-----------------------------------------------------------------------------------------------------------------------------
                                         SIX MONTH             Six Month            Three Month            Three Month
                                        PERIOD ENDED          Period Ended          Period Ended           Period Ended
                                        JUNE 30, 2003         June 30, 2002         June 30, 2003          June 30, 2002
                                        -------------     ----------------------    -------------     ----------------------
                                                          (as restated - Note 3)                      (as restated - Note 3)
MINING REVENUE                          $  23,099,830         $  24,059,262         $  11,653,898         $  13,310,051
-----------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
  Operations                               18,547,673            21,247,272             9,476,713            11,978,899
  Amortization                              4,881,282             4,639,722             2,459,737             2,314,374
  Depletion                                 1,119,500               856,403               747,677               380,386
-----------------------------------------------------------------------------------------------------------------------
                                           24,548,455            26,743,397            12,684,127            14,673,659
-----------------------------------------------------------------------------------------------------------------------
OPERATING LOSS                             (1,448,625)           (2,684,135)           (1,030,229)           (1,363,608)
-----------------------------------------------------------------------------------------------------------------------

EXPENSES
  Amortization                                  9,106                36,529                 5,001                23,565
  Interest on long-term debt                  881,224             1,028,242               196,618               615,044
  General and administrative                5,343,849             3,391,897             2,099,419             1,722,977
-----------------------------------------------------------------------------------------------------------------------
                                            6,234,179             4,456,668             2,301,038             2,361,586
-----------------------------------------------------------------------------------------------------------------------

NON-HEDGE DERIVATIVE GAIN (LOSS)            6,602,278           (19,068,876)           (1,958,371)           (5,279,089)
-----------------------------------------------------------------------------------------------------------------------

LOSS BEFORE OTHER ITEMS                    (1,080,526)          (26,209,679)           (5,289,638)           (9,004,283)
-----------------------------------------------------------------------------------------------------------------------

OTHER ITEMS
  Interest and other income                    28,993               154,752                 3,616                76,060
  Foreign exchange                          2,994,781               136,313               395,043                40,588
  Loss on marketable securities                (1,434)                   --                (1,434)                   --
  Write-down of marketable securities        (121,307)                   --               (19,950)                   --
-----------------------------------------------------------------------------------------------------------------------
                                            2,901,033               291,065               377,275               116,648
-----------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) FOR THE PERIOD        $   1,820,507         $ (25,918,614)        $  (4,912,363)        $  (8,887,635)
=======================================================================================================================

NET INCOME (LOSS) PER SHARE
   Basic                                $        0.02         $       (0.32)        $       (0.05)        $       (0.11)
   Diluted                              $        0.02         $       (0.32)        $       (0.05)        $       (0.11)
=======================================================================================================================

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING
   Basic                                   96,482,325            81,213,530           100,559,991            82,053,021
   Diluted                                 98,387,799            81,213,530           100,559,991            82,053,021
=======================================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)

-----------------------------------------------------------------------------------------------------------------------------------
                                                       SIX MONTH           Six Month          Three Month        Three Month
                                                      PERIOD ENDED        Period Ended        Period Ended       Period Ended
                                                          2003                2002                2003               2002
                                                      ------------   ----------------------   ------------   ----------------------
                                                                     (as restated - Note 3)                  (as restated - Note 3)

CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the period                          $  1,820,507        $(25,918,614)       $ (4,912,363)      $ (8,887,635)
Adjustments to reconcile income to net cash
   used in operating activities:
   Amortization and depletion                            6,009,888           5,532,654           3,212,415          2,718,325
   Consulting fee                                          445,380                  --             445,380                 --
   Foreign exchange                                     (2,994,781)           (136,313)           (395,043)           (40,588)
   Interest on long-term debt                                   --             366,014                  --            318,717
   Loss on Securities                                        1,434                  --               1,434                 --
   Management fees                                          42,098              56,250                  --             56,250
   Non-hedge derivative loss (gain)                     (6,109,649)         17,339,163           4,359,213          3,198,404
   Reclamation provision                                   107,999            (154,858)              5,942            (81,376)
  Write-down of marketable securities                      121,307                  --              19,950                 --

Changes in other operating assets and liabilities,
   (Increase) decrease in accounts receivable           (2,044,369)         (1,089,915)         (2,044,369)        (1,228,887)
   (Increase) decrease in inventories                      914,970            (338,732)          1,741,428            815,639
   (Increase ) decrease in deposits and
    prepaid expenses                                    (1,142,386)          1,463,998              18,923          2,029,670
   (Increase) decrease in due from related parties        (571,224)            (50,584)           (118,169)           (36,942)
    Increase (decrease) in accounts payable and
    accrued liabilities                                 (3,943,433)         (5,772,434)         (2,675,945)        (3,334,074)
    Decrease in due to related parties                   2,216,993            (189,879)            127,437            (90,940)
    Increase (decrease ) in deferred credit               (573,601)            354,850                  --                 --
-----------------------------------------------------------------------------------------------------------------------------
                                                        (5,698,867)         (8,538,400)           (213,767)        (4,563,437)
-----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment            (7,927,234)         (3,410,661)         (5,227,900)        (1,484,865)
   Security deposits                                        28,708              77,942               8,281             37,556
   Proceeds on sale of marketable securities               279,267                  --             279,267                 --
   Purchase of marketable securities                            --             (64,000)                 --                 --
-----------------------------------------------------------------------------------------------------------------------------
                                                        (7,619,259)         (3,396,719)         (4,940,352)        (1,447,309)
-----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of capital share for cash                    1,531,159           1,366,681           1,531,159            443,292
   Special warrants                                     12,975,476                  --           9,192,476                 --
   Debt borrowings                                       5,244,370           4,594,200           3,019,120          4,594,200
   Debt repayments                                      (5,052,110)           (536,160)         (5,027,110)          (116,595)
   Deferred financing fees                              (1,124,035)                 --            (795,553)                --
-----------------------------------------------------------------------------------------------------------------------------
                                                        13,574,860           5,424,721           7,920,092          4,920,897
-----------------------------------------------------------------------------------------------------------------------------

DECREASE IN CASH AND
  CASH EQUIVALENTS                                         256,734          (6,510,398)          2,765,973           (1,089,849)
CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD                                    5,695,130          14,409,831           3,185,891            8,989,282
-------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
  END OF PERIOD                                       $  5,951,864        $  7,899,433        $  5,951,864         $  7,899,433
===============================================================================================================================

Supplemental disclosure with respect to cash flows (Note 9)

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
SIX MONTHS ENDED JUNE 30, 2003
(UNAUDITED - PREPARED BY MANAGEMENT)
(EXPRESSED IN CANADIAN DOLLARS)

-----------------------------------------------------------------------------------------------------------------


                                                                         Number of
                                                Number                    Special                   Number of
                                              of Shares       Amount      Warrants       Amount      Warrants
                                             -----------  -------------  ----------   -----------   ----------
Balance at December 31, 2001                  79,347,194  $ 165,350,568          --   $        --   10,978,272
 Shares issued on exercise of options          1,104,500      1,615,650          --            --           --
 Shares issued on conversion of warrants       2,495,125      6,251,422          --            --   (2,495,125)
 Shares issued for management fees                42,612        110,955          --            --           --
 Shares issued for mineral property              282,554        873,182          --            --           --
 Shares issued for bank loan                     677,711      1,714,609          --            --           --
 Shares issued for finders fee                    35,430         78,655          --            --           --
 Shares issued on conversion of notes          7,737,152     17,353,959          --            --           --
 Special warrants issued for cash                     --             --   2,252,500     4,557,450           --
 Warrants issue with convertible notes                --             --          --            --    3,195,023
 Equity component of convertible notes                --             --          --            --           --
 Net loss for the year                                --             --
-----------------------------------------------------------------------------------------------------------------

Balance at December 31, 2002                  91,722,278    193,349,000   2,252,500     4,557,450   11,678,170
 Shares issued on conversion of warrants         750,000      1,531,159          --            --     (750,000)
 Shares issued for management fees                18,495         42,098          --            --           --
 Shares issued for consulting fee                300,000        445,380          --            --           --
 Shares issued for finders fee                    32,104         78,976          --            --           --
 Shares issued for bank loan                   2,629,308      2,978,401          --            --           --
 Shares issued on conversion of notes         11,293,258     14,283,731          --            --           --
 Conversion of special warrants                2,252,500      4,557,450  (2,252,500)   (4,557,450)          --
 Special warrants issued for cash                     --             --  10,462,500     7,697,957    5,231,250
 Warrants issued with consulting fee                  --             --          --            --    1,000,000
 Warrants issued with promissory notes                --             --          --            --      450,000
 Net income for the period                            --             --          --            --           --
-----------------------------------------------------------------------------------------------------------------
Balance at June 30, 2003                     108,997,943  $ 217,266,195  10,462,500   $ 7,697,957   17,609,420
=================================================================================================================

----------------------------------------------------------------------------------------------------------
                                                                                 Equity
                                                                               Component
                                                                                   of
                                             Contributed                      Convertible
                                                Surplus         Deficit          Notes           Total
                                             ------------   --------------    ------------   -------------
Balance at December 31, 2001                  $ 4,415,546   $  (68,041,960)   $  1,557,302   $ 103,281,456
 Shares issued on exercise of options                  --               --              --       1,615,650
 Shares issued on conversion of warrants         (572,804)              --              --       5,678,618
 Shares issued for management fees                     --               --              --         110,955
 Shares issued for mineral property                    --               --              --         873,182
 Shares issued for bank loan                           --                                        1,714,609
 Shares issued for finders fee                         --               --              --          78,655
 Shares issued on conversion of notes                  --               --      (1,557,302)     15,796,657
 Special warrants issued for cash                      --               --              --              --
 Warrants issue with convertible notes          1,958,793               --              --       1,958,793
 Equity component of convertible notes                 --               --       3,878,322       3,878,322
 Net loss for the year                                         (56,459,812)             --     (56,459,812)
----------------------------------------------------------------------------------------------------------

Balance at December 31, 2002                    5,801,535     (124,501,772)      3,878,322      83,084,535
 Shares issued on conversion of warrants         (241,261)              --              --       1,289,898
 Shares issued for management fees                     --               --              --          42,098
 Shares issued for consulting fee                      --               --              --         445,380
 Shares issued for finders fee                         --               --              --          78,976
 Shares issued for bank loan                           --               --              --       2,978,401
 Shares issued on conversion of notes                  --               --      (2,722,724)     11,561,007
 Conversion of special warrants                        --               --              --              --
 Special warrants issued for cash               5,277,519               --              --      12,975,476
 Warrants issued with consulting fee              687,785               --              --         687,785
 Warrants issued with promissory notes            241,261               --              --         241,261
 Net income for the period                             --        1,820,507              --       1,820,507
----------------------------------------------------------------------------------------------------------
Balance at June 30, 2003                     $ 11,766,839   $ (122,681,265)   $  1,155,598   $ 115,205,324
==========================================================================================================

1.     NATURE OF OPERATIONS

       Crystallex International Corporation ("Crystallex" or "the Company") is engaged in the production of gold and related activities including exploration, development mining and processing. These activities are conducted primarily in Venezuela and Uruguay.

2.     SIGNIFICANT ACCOUNTING POLICIES

       The unaudited interim period consolidated financial statements of Crystallex have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of the consolidated financial statements is based on the accounting policies and practices consistent with those used in the preparation of the Company's annual consolidated financial statements as at December 31, 2002 and for the year then ended. These unaudited interim period consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes thereto.

       The Company's consolidated financial statements for the year ended December 31, 2002 and the six month period ended June 30, 2002 have been restated from the amounts previously reported to give effect to various adjustments and accounting changes described in Note 3.

3.     PRIOR PERIOD RESTATEMENT

       The following summarizes adjustments made to previously reported amounts:

                                                                       2002
                                                                   ------------

Deficit, January 1, 2002,
  as originally reported                                           ($21,361,808)

Restatements
   Included in consolidate financial statements
     previously issued in May 2003:
      Reduction to plant and equipment (a)                          (16,292,449)
      Reduction to mineral properties (b)                           (19,746,087)
      Understatement of expenses (c)                                   (102,363)
      Foreign exchange conversion loss (d)                           (2,780,352)
      Gold loan conversion (e)                                       (1,529,364)
      Minority interest (f)                                            (704,643)
      Write-down of investment (g)                                   (2,003,338)
      Reversal of capitalized costs (h)                              (1,188,225)
      Other                                                            (204,370)
Further restatements:
  Commodity derivative contracts (i)                                 (2,128,961)
--------------------------------------------------------------------------------
Deficit, January 1, 2002,
  as restated                                                      ($68,041,960)
================================================================================

       The above restatements, together with additional adjustments made by management subsequent to the release of the consolidated financial statements as at June 30, 2002 and for the six months then ended, had the following effect on net loss and earnings per share, as previously reported:

                                                                       2002
                                                                   ------------

Net loss, as originally reported                                   $ (4,404,159)
Restatements
    Commodity derivative contracts (i)                              (18,328,933)
    Minority interest (f)                                            (1,392,382)
    Plant and equipment (a)                                          (1,793,140)
                                                                   ------------
Net loss, as restated                                              $(25,918,614)
===============================================================================

Earnings per share, basic and diluted,
  as previously reported                                           $      (0.05)
Per share effect of above noted net income
  restatements                                                            (0.27)
-------------------------------------------------------------------------------
Earnings per share, basic and diluted,
  as restated                                                      $      (0.32)
===============================================================================

       (A) WRITE DOWN OF PLANT AND EQUIPMENT

           The Company's Uruguay mill assets had previously been amortized over a 20 year period and its mine equipment had been amortized over a 10 year period. These amortization periods exceeded life of mine estimates at the date of acquisition in 1998, estimated at 5 to 7 years. This has resulted in a cumulative adjustment which reduced the net carrying value of property, plant and equipment and increased the opening January 1, 2002 deficit by $11,036,760. As a result of this restatement, an additional amortization expense of $1,793,140 has been recorded by management in the statement of operations for the six months ended June 30, 2002.

           Management further concluded that the carrying values of its Venezuelan Albino project property, plant and equipment assets were overstated based upon a recoverability analysis using assumptions and information existing as at December 31, 2001 including information that certain tools, equipment and supplies would have to be purchased because of vandalism and theft. This has resulted in a cumulative adjustment which increased the opening January 1, 2002 deficit by $5,255,689.

       (B) WRITE DOWN OF MINERAL PROPERTY

           As a result of detailed formal life of mine analyses for each of the Company's mineral properties, management concluded that the undiscounted cash flows from ongoing operations at the Company's Venezuelan Tomi and Albino properties, determined using assumptions existing at December 31, 2001, were insufficient to support the recovery of the respective carrying values. This restatement resulted in a reduction in the carrying values of the two mineral properties and increased the opening January 1, 2002 deficit by $19,746,087.

       (C) MISSTATEMENT OF EXPENSES

           Management noted that certain expenses incurred by the Company had not been reflected within the financial statements in the year in which the underlying transaction occurred. This restatement resulted in an increase to the opening January 1, 2002 deficit of $102,363.

       (D) FOREIGN EXCHANGE CONVERSION GAIN (LOSS)

           Upon review of the Company's foreign subsidiaries management confirmed that each of the Company's majority owned subsidiaries were fully integrated foreign operations with their parent throughout the reporting period. Accordingly, from the date of acquisition, each of these subsidiaries should be translated into Canadian dollars using the temporal method. In the prior years the Company accounted for its Minera San Gregorio S.A. (Stel BVI Inc.) and Bolivar Goldfields A.V.V. subsidiaries as being self sustaining operations. Accordingly, the total adjustment required to reflect the appropriate foreign exchange translation, since their respective acquisitions, was to reduce the previously reported Cumulative Translation Account ("CTA"). This restatement resulted in an increase to the opening January 1, 2002 deficit of $2,780,352.

       (E) GOLD LOAN CONVERSION

           During fiscal 2001, the Company converted their gold loan into a cash loan. Upon settlement, management recorded a gain in excess of the amount that should have been recorded. This restatement increased the long-term debt payable, and increased the opening January 1, 2002 deficit by $1,529,364, respectively.

       (F) MINORITY INTEREST

           During fiscal 2001, upon the acquisition of the 79.4% interest in El Callao, the Company reflected the acquisition using purchase accounting. Upon review, management has revised their purchase equation, resulting in a restatement to the amount allocated to the minority interest of $8,738,994. The effect of this restatements resulted in a net increase to the opening January 1, 2002 deficit of $704,643.

           As a result of this restatement, during the six month period ended June 30, 2002, a net increase of $1,392,382 in the previously reported loss.

       (G) WRITE-DOWN OF INVESTMENTS

           During 2001 management deemed the decline in the market value of the shares in a long term investment to be other than temporary. Although the market value declined below the carrying value of the investment, management had not reflected this permanent impairment in the financial statements. This restatement resulted in an increase to the opening January 1, 2002 deficit of $2,003,338.

       (H) REVERSAL OF CAPITALIZED COSTS

           During fiscal 2001 the Company inappropriately capitalized amounts to mineral properties that should have been charged to the statement of operations. This restatement resulted in a reduction to property, plant and equipment and an increase to the opening January 1, 2002 deficit of $1,188,225

       (I) COMMODITY DERIVATIVE CONTRACT

           Written call options

           Management has reclassified premiums received, previously reported in revenue, as a liability (deferred credit) on the balance sheet and has recorded the mark to market adjustments to the recorded liabilities for options outstanding at the end of each year. The change in fair value of the liability has been recorded as a non-hedge derivative (loss) gain.

           Fixed forward contracts

           Management has redesignated its forward contracts as trading activity and accordingly has recorded the estimated fair values of these contracts on the balance sheet and related mark to market adjustments for changes in estimated fair values in the statements of operations as non-hedge derivative (loss) gain. Mining revenue has also been restated to reclassify settlement gains and losses on fixed forward contracts as non-hedge gains or losses.

           As a result, net income for the six months ended June 30, 2002 has been reduced by $18,328,933, relating to the adjustment for written call option premiums and the impact on previously reported mark to market adjustments.

4.     PRODUCTION INVENTORIES

                                         JUNE 30, 2003         DECEMBER 31, 2002
                                         -------------         -----------------

Gold in dore                              $  461,304               $  870,186
Gold in process                              600,069                  663,882
Stockpiled ore                               309,418                  141,117
Consumables and spare parts                5,638,470                6,869,735
--------------------------------------------------------------------------------
                                          $7,009,261               $8,544,920
================================================================================

5.     PROPERTY, PLANT AND EQUIPMENT

       The components of property, plant and equipment are as follows:

                                                  JUNE 30, 2003
                               ------------------------------------------------
                                                   ACCUMULATED
                                COST, NET          DEPRECIATION
                                    OF                 AND           NET BOOK
                                WRITE-DOWN          DEPLETION          VALUE
                               ------------        ------------    ------------

Plant and equipment            $ 64,806,050      $ 41,641,696      $ 23,164,354
Mineral properties              130,059,214         5,606,392       124,452,822
Development exploration and
  development expenditures       10,666,459         2,062,459         8,604,000
-------------------------------------------------------------------------------
                               $205,531,723      $ 49,310,547      $156,221,176
===============================================================================

                                               December 31, 2002
                               ------------------------------------------------
                                                 Accumulated
                                 Cost, Net       Depreciation
                                    of               and             Net Book
                                Write-down         Depletion           Value
                               ------------      ------------      ------------

Plant and equipment            $ 62,619,774      $ 36,751,308      $ 25,868,466
Mineral properties              124,752,565         5,082,643       119,669,922
Development exploration and
  development expenditures       10,232,150         1,466,708         8,765,442
-------------------------------------------------------------------------------
                               $197,604,489      $ 43,300,659      $154,303,830
===============================================================================

       Costs of mineral properties represent acquisition costs related to the following:

                                                      JUNE 30, 2003     December 31, 2002
                                                      -------------     -----------------
Albino 1 Concession                                   $   7,338,381       $   7,338,381
Bolivar Goldfields properties                            15,699,956          15,699,956
Cristinas Concessions                                    84,126,269          78,819,620
El Callao properties                                     19,478,031          19,478,031
Santa Elena, San Miguel and Carabobo Concessions          3,416,577           3,416,577
---------------------------------------------------------------------------------------
                                                        130,059,214         124,752,565
Less: Accumulated depletion                              (5,606,392)         (5,082,643)
---------------------------------------------------------------------------------------
                                                      $ 124,452,822       $ 119,669,922
=======================================================================================

6.     PROMISSORY NOTE

       During the period, the Company issued a total of U.S. $3,000,000 non-interest bearing promissory notes with 450,000 warrants, 300,000 warrants exercisable at US$1.316 and 150,000 warrants exercisable at US$1.27.

7.     LONG-TERM DEBT

       The components of the long-term debt are as follows:

                                                      JUNE 30, 2003     December 31, 2002
                                                      -------------     -----------------
Bank loan                                             $  10,373,688       $ 16,916,484
Convertible notes                                         4,806,109         17,140,049
--------------------------------------------------------------------------------------
                                                         15,179,797         34,056,533
Less: Current portion of long-term debt                    (976,964)        (7,850,256)
--------------------------------------------------------------------------------------
                                                      $  14,202,833       $ 26,206,277
======================================================================================

8.     SHARE CAPITAL

                                                              JUNE 30,        December 31,
                                                                2003              2002
                                                           -------------     -------------
Authorized
  Unlimited common shares, with no par value
  Unlimited Class "A" preference shares, no par value
  Unlimited Class "B" preference shares, no par value
Issued - 108,997,943 (2002 - 91,722,278)                   $ 217,266,195     $ 193,349,000
==========================================================================================

       Stock options

       The Company has a stock option plan that provides for granting options to executive officers, directors, employees and service providers of the Company. Under the stock option plan, the exercise price of each option equals the closing price of the Company's stock on the trading day immediately preceding the date of the grant. Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively. Unless otherwise stated, all stock options granted vest immediately.

       The following is a summary of the status of stock options outstanding at June 30, 2003:

                                    Outstanding and Exercisable Options
                            ----------------------------------------------------
                                             Weight Average
                                                Remaining            Weighted
                            Number of       Contrctual Life          Average
Range of Exercise Price     Shares              (years)           Exercise Price
--------------------------------------------------------------------------------

$0.85 to $1.00              1,742,500            3.45                 $0.99
$1.31 to $1.90              2,171,000            5.66                 $1.60
$2.00 to $3.00              4,082,500            6.66                 $2.23
--------------------------------------------------------------------------------
                            7,996,000
================================================================================

       Supplemental Information

       Effective January 1, 2002, in accordance with CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", pro forma information regarding net loss and net loss per share is to be determined as if the Company had accounted for its employee's stock options under the fair value method. The fair value for these options was estimated at the date of grant date using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 1.94%, dividend yield of nil, volatility factor of 101.6%, and a weighted-average expected life of the options of 3.75 years. The weighted average fair value per share of options granted during the six months ended June 30, 2003 was $1.92.

       The following table presents the net loss and net loss per share for the six months ended June 30, 2003 had the Company recorded stock options as compensation expense on the date of grant, which corresponds to the date on which the options automatically vest.

Net income to common shareholders                                  $  1,820,507
Compensation expense under Section 3870                              (1,499,676)
-------------------------------------------------------------------------------
Pro forma net income                                               $    320,831
===============================================================================
Pro forma basic income per share                                   $         --
===============================================================================

       Special warrants

       On February 27, 2003, the Company issued 2,562,500 special stock warrant units under a private placement financing at a price of $1.60 per unit for aggregate net proceeds of $3,783,000, net of issuance expenses of approximately $317,000. Each unit consisted of one common share warrant, and one half of one common share special purchase warrant. Each whole common share special purchase warrant entitles the holder to acquire from the Company, for a period of two years, at a price of $2.00 per warrant, one additional common share. Of the original proceeds, $753,073 was allocated to the related warrants and was presented as contributed surplus.

       On May 9, 2003, the Company issued 2,400,000 special stock warrant units under a private placement financing at a price of $1.25 per unit for aggregate net proceeds of $2,718,976, net of issuance expenses of approximately $281,024. Each unit consisted of one common share warrant, and one half of one common share special purchase warrant. Each whole common share special purchase warrant entitles the holder to acquire from the Company, for a period of two years, at a price of $1.60 per warrant, one additional common share. Of the original proceeds, $750,953 was allocated to the related warrants and was presented as contributed surplus.

       On June 20, 2003, the Company issued 5,500,000 special stock warrant units under a private placement financing at a price of $1.25 per unit for aggregate net proceeds of $6,475,500, net of issuance expenses of approximately $399,500. Each unit consisted of one common share warrant, and one half of one common share special purchase warrant. Each whole common share special purchase warrant entitles the holder to acquire from the Company, for a period of two years, at a price of $1.60 per warrant, one additional common share. Of the original proceeds, $3,773,493 was allocated to the related warrants and was presented as contributed surplus.

9.     SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

                                                          2003          2002
                                                        ---------     ---------

       Cash paid during the period for interest         $  83,893     $ 662,228
===============================================================================

       Cash paid during the period for income taxes     $      --     $      --
===============================================================================


       Significant non-cash transactions for three month period ended June 30, 2003 included:

       i) The Company issued 18,495 common shares, with a value of $42,098, for management fees.

       ii) The Company issued 300,000 common shares, with a value of $445,380, for consulting fee.

       iii) The Company issued 32,104 common shares, with a value of $78,976, for finders fee.

       iv) The Company issued 2,629,308 common shares, with a value of $2,978,401, for loan payment.

       v) The Company issued 11,293,258 common shares upon conversion of convertible notes and accrued interest in the amount of $14,283,731.

       vi) The Company issued 2,252,500 common shares upon conversion of special warrants with a value of $4,557,450.

9.     SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

       Significant non-cash transactions for the six month period ended June 30, 2002 include:

       i) The Company issued 22,500 common shares, with a value of $56,250 for management fees.

       ii) The Company issued 247,554 common shares, with a value of $759,722, for property payment.

       iii) The Company issued 3,657,026 common shares upon conversion of convertible notes and accrued interest in the amount of $9,665,086.

       iv) The Company applied $688,882 of deferred financing fees against share capital upon conversion of loan and notes to common stock.

10.    SEGMENTED INFORMATION

       Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mining sector. Due to geographic and political diversity, the Company's mining operations are decentralized whereby Mine General Managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company's operations are therefore segmented on a district basis. The Company's only product is gold, produced from mines located in Uruguay and Venezuela.

       The segments' accounting policies are the same as those described in the summary of significant accounting policies except that expenses and other items are not allocated to the individual operating segments when determining profit or loss, but are rather attributed to the corporate office.

                             CORPORATE         SAN GREGORIO        BOLIVAR          EL CALLAO         CRISTINAS         TOTAL
                            ------------       ------------       ----------        ----------        ----------    -------------
JUNE 30, 2003
Mining Revenue             $          --        17,559,407         3,244,675         2,295,748                --    $  23,099,830
Operating costs            $          --        12,182,746         2,104,669         4,260,258                --    $  18,547,673
Interest and other
  revenue                  $     (15,180)           (8,525)           (5,288)               --                --    $     (28,993)
Interest expense           $     501,663           112,373           267,188                --                --    $     881,224
Depreciation, depletion
  and amortization         $       9,106         4,592,278         1,227,392           181,112                --    $   6,009,888
Write-down of
  mineral properties       $          --                --                --                --                --    $          --
Segment profit (loss)      $   3,634,780           680,535          (349,186)       (2,145,622)               --    $   1,820,507
Segment Assets             $  16,302,657        16,613,307        42,894,727        18,010,654        84,126,269    $ 177,947,614
Capital expenditures       $   1,248,697           416,484           699,908           255,496         5,306,649    $   7,927,234
=================================================================================================================================

JUNE 30, 2002
Mining Revenue             $          --        17,342,536         2,052,955         4,663,771                --    $  24,059,262
Operating costs            $          --        13,410,093         4,719,988         3,117,191                --    $  21,247,272
Interest and other
  revenue                  $     (46,201)          (99,873)           (8,678)               --                --    $    (154,752)
Interest expense           $     372,830           351,937           303,475                --                --    $   1,028,242
Depreciation, depletion
  and amortization         $      36,529         4,205,586           782,247           508,292                --    $   5,532,654
Write-down of
  mineral properties       $          --                --                --                --                --    $          --
Segment profit (loss)      $ (22,687,618)         (525,207)       (3,744,077)        1,038,288                --    $ (25,918,614)
Segment Assets             $  36,043,630        34,072,433        43,695,228        26,803,814        73,866,761    $ 214,481,866
Capital expenditures       $      25,893            65,674           324,013           288,018         2,707,063    $   3,410,661
=================================================================================================================================

       GEOGRAPHIC INFORMATION:

                          MINING REVENUE           PROPERTY, PLANT AND EQUIPMENT
                   ----------------------------    -----------------------------
                       2003            2002            2003            2002
                   ------------    ------------    ------------    -------------

Uruguay            $ 17,559,407    $ 17,342,536    $  7,202,331    $ 11,378,127
Venezuela             5,540,423       6,716,726     148,959,643     142,866,637
Brazil                       --              --              --              --
-------------------------------------------------------------------------------
Total Foreign        23,099,830      24,059,262     156,161,974     154,244,764
Canada                       --              --          59,202          59,066
-------------------------------------------------------------------------------
Total              $ 23,099,830    $ 24,059,262    $156,221,176    $154,303,830
===============================================================================

11.    SUBSEQUENT EVENTS

       (i) In late June, 2003, the Company, through its controlled subsidiaries, El Callao Mining Corporation and ECM (Venco) Ltd., agreed to pay an amount of US$514,755 to Corporation Vengroup, S.A., its partner in the development of the El Callao properties in Venezuela. The payment is in settlement of distributions claimed by Vengroup under the shareholder agreement governing the relationship of the parties, as amended, as a result of operation at the El Callao properties during the period from March 1, 2001 to March 31, 2003. Payment is to be made in shares of Crystallex International Corporation. It is anticipated that documentation will be finalized and closing will take place in September, 2003, subject to receipt of appropriate regulatory approvals.

       (ii) Subsequent to the quarter end, the Company issued US$10 million of common share units at US$2.20 per unit. Each unit consists of one common share and one half common share purchase warrant allowing for the purchase of one common share for each full warrant at US$2.75 per common share for a period of three years.

                          SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Crystallex International Corporation
                                      ------------------------------------
                                                   (Registrant)


Date   August 29, 2003                          By    /s/ Daniel R. Ross
-----------------------                         ----------------------------
                                                        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature